

BUSINESS MODEL

TIPSY CUPCAKES RVA LLC

Owners: Shay & Mesha Cousins

ABOUT TIPSY CUPCAKES RVA LLC

Tipsy Cupcakes RVA LLC is a gourmet cupcake shop located in Richmond, Virginia that bakes cupcakes using fresh ingredients and some with alcohol. We combine what people love most: a social drink and something sweet.

MISSION & VISION

Tipsy Cupcakes is focused on providing high-quality service and customer satisfaction. We will do everything we can to meet our customers' expectations. We pride ourselves on offering a wide variety of specialty cupcakes to satisfy every taste bud.

> *Tipsy Cupcakes RVA LLC brings the best of both worlds!*

WHO IS YOUR TARGET MARKET?

We bake our cupcakes with fresh ingredients and alcohol. Due to the alcohol that is part of some of our cupcake recipes, we target people in the local Richmond area that are 21 years of age and older. For the non-alcoholic (virgin) cupcakes, we target people who love unique cupcakes.

WHAT VALUE ARE YOU DELIVERING TO YOUR CUSTOMERS?

We pride ourselves on providing moist, tasty, delicious, and different cupcakes. We give a twist to the traditional flavors. We provide a unique dessert for any occassion.

WHAT CUSTOMER NEED ARE YOU SATISFYING?

Tipsy Cupcakes RVA LLC provides a product that is unique and exciting. We make cupcakes fun! We provide flavors and ingredients that do not traditionally go together and we make the flavors merge into something delicious.



WHO ARE YOUR KEY PARTNERS?

Our key partners are Alcoholic Beverage Control and Schneider Laboratories Global.

WHO ARE YOUR KEY SUPPLIERS?

Our key suppliers are Plastic City Containers, Food Lion, Sams Club and Walmart

HOW DO YOU ENSURE THE QUALITY OF THE PRODUCTS FROM THE SUPPLIERS?

We purchase our ingredients on the supplier's "truck day" to ensure they are fresh. All expiration dates are checked before purchase to ensure the freshest products possible are being used.

tipsycupcakesrva.com



WHAT ACTIVITIES DO YOU DO TO ENSURE PRODUCT VALUE?

"

Tipsy Cupcakes RVA LLC's goal is to create high quality cupcakes with high quality ingredients. We do the following to ensure this:

Our cupcakes are stored at room temperature and placed in the refrigerator overnight. The cupcakes have a shelf life of 3 days before the recommended disposal.

Each cupcake type has been sent to the lab to measure the amount of alcohol present after being cooked to ensure it is 5% ABV or less.

tipsycupcakesrva.com

WHICH METHOD OF REACHING YOUR CUSTOMER IS GENERATING THE MOST INCOME?

We reach most of our customers using social media outlets. This is also our most cost efficient way of reaching our customers. We use the platform to showcase new flavors, upcoming sales, events, and of any pop-up locations.

WHAT DO YOU DO DAILY, WEEKLY, MONTHLY TO PRODUCE REVENUE?

To create revenue, Tipsy Cupcakes RVA LLC sells cupcakes, merchandise, and hosts a plethora of events including paint parties, bingos, party packages, etc.




HOW DO YOU ALLOW FOR COST REDUCTION TO CREATE A HIGHER REVENUE?

Tipsy Cupcakes RVA LLC has sales on specific days to increase the customer base and gain exposure.

HOW DOES YOUR PRODUCT PRICE POINT COMPARE TO THE COMPETITION?

Due to our unique products, there is not much competition with alcoholic cupcakes. However, our virgin cupcakes are aligned with the competition's prices.

HOW ARE YOUR COMPETITORS REACHING THEIR CLIENTS?

Our competition promotes on social media and participates in events around the Richmond area.

tipsycupcakesrva.com

HOW ARE YOU CREATING BRAND AWARENESS?

We have business cards, packaging labels, bags, t-shirts, pens, shot glasses, mugs, flasks, and social media presence. We named the tasting of our cupcakes as "the Tipsy Cupcake experience".

HOW DO YOU KEEP AND GROW YOUR CUSTOMER BASE?

We promote our business in social media groups, word of mouth and with promotions. We vend at events as well as host events to gain exposure. Our marketing team ensures we have a consistent social media presence.

WHAT ARE YOUR MOST IMPORTANT COSTS & MOST EXPENSIVE COSTS?

Our most important costs are those that go into getting the ingredients for the cupcakes. Our most expensive costs are for the alcohol chosen for our cupcakes.




tipsycupcakesrva.com

WHAT VALUE WILL CUSTOMERS PAY FOR?

The customers pay for the size of the cupcake, the TASTE, and the customer service. The customers feel appreciated and receive perks for being a loyal customer.

WHAT ARE YOUR PRICING TACTICS?

The prices are competitive because we provide our customers with a bigger, more flavorful cupcake. We also use top shelf alcohol in our baking.

> *Tipsy Cupcakes RVA LLC is a company built on our passion for delicious food.*

TWISTED STRAWBERRY SHORTCAKE

Ingredients:

1 1/4 ounces freeze-dried strawberries
3/4 cup all purpose flour
3/4 cup cake flour
1 1/2 teaspoons of baking powder
1/4 teaspoon baking soda
1/2 teaspoon of salt

¼ cup of Strawberry Vodka
1/2 cup unsalted butter
1 1/3 cups white sugar
3 eggs
1 teaspoon vanilla extract
2/3 cup whole milk

Preheat oven to 350 degrees F (175 degrees C).

Grind strawberries into a fine powder using a coffee grinder or food processor. Whisk strawberry powder, all-purpose flour, cake flour, baking powder, baking soda, and salt together in a bowl.

Beat butter and sugar in a bowl with an electric mixer until light and fluffy. Mixture should be noticeably lighter in color. Add room-temperature eggs one at a time, allowing each egg to blend into butter mixture before adding the next. Beat in vanilla extract.

Stir flour mixture, alternately with the milk, into butter mixture until just incorporated. Fill lined tins with cupcake batter.

Bake in preheated oven until cupcakes spring back when gently touched with a fingertip or a toothpick inserted in the center comes out clean, 16 to 18 minutes for regular cupcakes, 8 to 10 minutes for mini cupcakes

For Strawberry Syrup:

Take one 1/2 stick of butter and bring to boil, add 1/2 cup of

brown sugar and 1/4 cup of Strawberry Vodka, Boil for 5 minutes

For Center:

- Start with a softened stick of butter, empty in bowl & mix well
- Add marshmallow crème & mix well
- Add 4 tablespoons of Strawberry syrup, mix
- Add 1/2 cup of powdered sugar

For Icing:

- Mix powdered sugar with 4 table spoons of Strawberry syrup until desired thickness
- Once done, drizzle strawberry syrup on the cupcakes..





All flavors have the same recipe with the exception of the cake flavor and alcohol used.



99 Apple Cinnamon (99 Apples, Yellow Cake)

Patron Margarita (Patron, Lemon Cake)

Gin and Juice (Seagrams Dry Gin, Orange Cake)

Spiked Cookies N Crème (Jack Daniels Bourbon, French Vanilla cake)

Pineapple Paradise (99 Pineapple, Vanilla Cake)

Twisted Strawberry Shortcake (Strawberry flavored Smirnoff Vodka, Yellow Cake)

Boozy Maple Bacon (Paul Masson, Yellow Cake)



Drunken Sweet Potato (Jim Bean Whiskey, Spice Cake)

Tipsy Eggnog (Old English Eggnog, Red Velvet Cake)

Peach Bellini (99 Peaches, Yellow Cake)

Red Velvet Moscato (Barefoot Red Moscato, Red Velvet Cake)



MEET THE OWNERS





Shay Cousins

For me, cooking has always been a passion of mine. I pride myself on providing delicious food and making people smile. To me, Tipsy Cupcakes is about more than just a cupcake. It's about the experience you receive when you eat one. It's also about creating a positive family vibe when our customers come in. I feel that our customers should not only have scrumptious cupcakes but also the best customer service experience possible. Working at Tipsy Cupcakes brings me joy because I'm doing what I love to do: working with people and feeding them tasty, fresh food at the same time!!

Mesha Cousins

Tipsy Cupcakes is the new revolution! Why shouldn't you get the best of both worlds? To me, Tipsy Cupcakes represents more than just cupcakes. It represents love, fun, family, comradery, and good times. We don't just create cupcakes, we create an experience! When a customer comes into our shop, they can be confident that they will leave feeling appreciated, satisfied and eager to tell others about their experience. I am proud to be a co-owner of Tipsy Cupcakes because I get to be the reason why people smile. There is nothing more rewarding than receiving the comments and reviews from our customers that had their day made because of our cupcakes and THAT is why I love every moment!!